UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________ to ______________________
Commission file number 0-22462
GIBRALTAR 401(k) PLAN
GIBRALTAR INDUSTRIES, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Share Road
P.O. Box 2028
Buffalo, New York 14219-0228
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 28, 2006	/s/ Henning Kornbrekke
Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedules
December 31, 2005 and 2004

Gibraltar 401(k) Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedules*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2005)	10

Schedule G, Part III — Nonexempt Transactions	11

*Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Exhibit
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	12
EX-23.1 Consent

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of the Gibraltar 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2005 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
FREED MAXICK & BATTAGLIA, CPAs, P.C.
Buffalo, New York
June 22, 2006

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31,
	2005	2004
Assets

Investments at fair value:
Shares of registered investment companies	$47,600,636	$43,438,112
Employer securities	3,984,216	4,005,449
Commingled funds	855,340	339,781
Cash equivalents	11,059,107	11,867,107
Loans receivable	2,927,240	2,728,206

	66,426,539	62,378,655

Receivables:
Employer contributions receivable	42,203	44,672
Participant contributions receivable	115,008	119,758

	157,211	164,430

Net assets available for benefits	$66,583,750	$62,543,085

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2005 and 2004

	Year Ended December 31,
	2005	2004
Additions:
Employer contributions	$2,199,986	$1,856,272
Participant contributions	5,248,289	5,016,532
Net appreciation in fair value of investments	894,378	3,321,896
Interest and other income	2,774,820	1,428,116

Total additions	11,117,473	11,622,816

Deductions:
Benefits paid to participants	(7,051,447)	(5,842,178)
Plan expenses	(25,361)	(2,042)

Total deductions	(7,067,808)	(5,844,220)

Increase in net assets available for benefits	4,040,665	5,778,596

Net assets available for benefits:

Beginning of year	$62,543,085	$56,764,489

End of year	$66,583,750	$62,543,085

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through its Pension Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.
All employees of the Company, and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan (the Plan), are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements who are not eligible for participation in the Plan.
Participant Contributions
Participants may contribute up to 100% (5% for highly compensated employees) of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $13,000 for 2004 and $14,000 for 2005, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $16,000 for 2004 and $18,000 for 2005.
Employer Contribution
The Company matches contributions to the Plan equal to 50% of the first 6% of the participant’s elective deferral at the time of salary reduction.
The Plan was amended during 2004 to provide for a profit sharing contribution to be made by the Company to certain employees of Air Vent, Inc. (which was acquired on April 1, 2003) ranging from 7.5% to 15% of such employees compensation as specified in the amendment.
Administration
Mellon Trust of New England N.A., (Mellon) was the Plan Trustee as of September 30, 2004. Mellon is an affiliate of The Dreyfus Trust Company, which was the custodian of the Plan’s assets as of September 30, 2004.

Gibraltar 401(k) Plan
Notes to Financial Statements
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets at December 31, 2004 and 2005. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and nonforfeitable.
All active participants are 100% vested in employer contributions.
Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum, over a fixed number of years or by the purchase of an annuity contract from an insurance company.
Participant Loans
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the loan. Participant notes are valued at cost, which approximates fair value at the statement of net assets available for benefits dates.

Gibraltar 401(k) Plan
Notes to Financial Statements
Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Reclassifications
Amounts previously shown have been reclassified to conform to the current year presentation.
Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
The Plan’s investments are valued at their fair value, based on quoted prices in an active market for the underlying investments. Shares of registered investment companies are reported at fair value based on the quoted market price of the fund which represents the net

Gibraltar 401(k) Plan
Notes to Financial Statements
asset value of the shares held by the fund at year end. Participant loans are valued at their outstanding balances which approximate fair value. Cash and cash equivalents include amounts to be used to pay the liability for investments purchased but not settled at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The information on investments has been derived from reports received from the Plan’s Trustees.
Realized gains and losses are determined based on average costs. Investment income is determined separately for each participant account.
The net appreciation in fair value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. During 2005 and 2004, the Plan’s investments appreciated or (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended
	December 31,
	2005	2004
Mutual Funds	$946,772	$2,045,037
Common Stock	(52,394)	1,276,859

Total	$894,378	$3,321,896

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Fidelity Retirement Money Market	$11,059,107	$11,867,107
Fidelity Capital Appreciation Fund	9,120,616	8,848,094
TCW Galileo Dividend Focused Fund Class N	6,580,290	6,838,348
Fidelity Small Cap Stock Fund	5,905,425	6,167,010
Calamos Growth Fund Class A	4,740,112	4,405,324
Gibraltar Stock Fund	3,984,216	4,003,552
Fidelity Diversified International Fund	4,645,206	3,722,281
Benefits
Benefits are recorded when paid.

Gibraltar 401(k) Plan
Notes to Financial Statements
Recent Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 & SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. The FSP addresses the application of contract value accounting for benefit-responsive investment contracts owned by certain stable-value commingled pools, such as a Trust. While the FSP permits the continued use of contract value accounting to determine the net asset value of the Trust, it will require several changes in financial statement presentation and disclosure, including presentation of both the fair value and contact value for benefit-responsive investment contracts. The FSP will be effective for years ending after December 16, 2006. If comparative financial statements are presented, the guidance in that FSP shall be applied retroactively to all prior periods presented. Management has not yet determined the impact on the financial statements of the Plan.
3. Tax Status
In connection with the appointment of Fidelity Management Trust Company as the Plan’s Trustee on October 1, 2004, the Plan was amended and restated to convert from the Mellon Prototype Plan to an individually designed Plan. In connection with the Plan’s amendment and restatement, on November 19, 2004, the Plan received a letter from the Internal Revenue Service dated November 21, 2005, that stated that the Plan and related trust were designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Administrator believes that the Plan has been operated in compliance with the applicable requirements of the Code.
Prior to October 1, 2004, the Plan was operated under the Mellon Prototype Plan, which received a letter from the Internal Revenue Service dated August 27, 2003 that stated the Plan and related trust were designed in accordance with the Code.
4. Parties in Interest
At December 31, 2004 and 2005, certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions. The Plan also invests in common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $2,558,965 and $2,066,565 for the year ended December 31, 2005 and 2004, respectively. Fees paid by the Plan amounted to $25,361 and $2,042 for the years ended December 31, 2005 and 2004, respectively.

Gibraltar 401(k) Plan
Notes to Financial Statements
5. Prohibited Transactions
During 2005, the Plan sponsor inadvertently failed to deposit approximately $14,000 of participant deferrals within the required time frame as stated by the Department of Labor (DOL). The DOL considers late deposits to be prohibited transactions. The Plan Sponsor will file Form 5330 and pay applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets and not from assets of the Plan.

Gibraltar 401(k) Plan
EIN 16-0991536
Plan#007
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2005)

Identity of Issuer and	Fair Market
Description of Investments	Value

American Beacon Small Cap Value Fund Class PA	137,631
Calamos Growth Fund Class A	4,740,112
TCW Galileo Dividend Focused Fund Class N	6,580,290
Dodge & Cox Balanced Fund	2,620,118
FBR Small Cap Fund Class A	930,718
Fidelity Capital Appreciation Fund *	9,120,616
Fidelity Contrafund *	3,286,425
Fidelity Diversified International Fund *	4,645,206
Fidelity Freedom Fund 2000 *	1,147
Fidelity Freedom Fund 2005 *	3,176
Fidelity Freedom Fund 2010 *	352,356
Fidelity Freedom Fund 2015 *	138,350
Fidelity Freedom Fund 2020 *	355,650
Fidelity Freedom Fund 2025 *	55,803
Fidelity Freedom Fund 2030 *	42,241
Fidelity Freedom Fund 2035 *	67,845
Fidelity Freedom Fund 2040 *	128,063
Fidelity Freedom Income Fund *	12,059
Fidelity Managed Income Portfolio *	855,340
Fidelity Small Cap Stock Fund *	5,905,425
Fidelity U.S. Bond Index Fund *	1,645,838
Hotchkis and Wiley Mid-Cap Value Fund Class I	956,659
Phoenix-Duff & Phelps Real Estate Securities Class A	365,834
Pimco Total Return Fund Administrative Class	2,060,125
Spartan U.S. Equity Index Fund *	1,790,668
TCW Galileo Value Opportunities Fund Class N	1,566,534
Fidelity Retirement Money Market *	11,059,107
Fidelity Brokerage Link *	91,747
Gibraltar Stock Fund *	3,984,216
Participant Loans (interest rates are fixed at prime plus 1% and currently range from 5.0% to 10.5%) *	2,927, 240

66,426,539

* Indicates Party-in Interest to the Plan.

Gibraltar 401k Plan
EIN 16-0991536 Plan #007
Schedule G, Part III — Nonexempt Transactions
For The Year Ended December 31, 2005

(c) Description of
Transactions
Including Maturity
(a) Identity of	(b) Relationship to	Date, Rate of	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expense	(h) Cost of	(i) Current Value	(i) Net Gain or
Party Involved	Plan, Employer, or	Interest,				Incurred in	Asset	of Asset	(Loss) on Each
	Other Party-In-	Collateral, Par or				Connection With			Transaction
	Interest	Maturity Value				Transaction

Gibraltar Industries	Plan Sponsor	Untimely	N/A	N/A	N/A	—	$14,077	$14,077	—
Participant
Deferral